 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Saul, B. Francis II (Last) (First) (Middle) 7501 Wisconsin Avenue 15th Floor (Street) Bethesda, MD 20814 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Saul Centers, Inc. BFS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 52-1833074	4. Statement for (Month/Day/Year 04/25/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman & CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	04/25/2003		A		100	A	$24.40	579.932	D
								$3,315,983.604	I	(1)
								$7,462.236	I	(2)
								$3,977.346	I	(3)
								$8,162.236	I	(4)
								$57,065.756	I	(5)
								$1,190,937.475	I	(6)
								$208,453.758	I	(7)
								$267,769.592	I	(8)
								$98.688	I	(9)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
	$											$

Explanation of Responses:

(1) Owned by B. F. Saul Real Estate Investment Trust, of which the reporting person is Chairman of the Board and the majority owner.
(2) Owned by The Elizabeth Willoughby Saul Trust, of which the reporting person is sole trustee. Ms. Saul is the daughter of the reporting person. The reporting person disclaims beneficial ownership of these shares.
(3) Owned by The Sharon Elizabeth Saul Trust, of which the reporting person is sole trustee. Ms. Saul is the daughter of the reporting person. The reporting person disclaims beneficial ownership of these shares.
(4) Owned by The Patricia English Saul Trust, of which the reporting person is sole trustee. Ms. Saul is the daughter of the reporting person. The reporting person disclaims beneficial ownership of these shares.
(5) Owned by Patricia E. Saul, the reporting person's spouse.
(6) Owned by The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Pension Trust"), a profit sharing retirement plan for the benefit of the employees of B. F. Saul Company and other participating employers. The Pension Trust is administered by four trustees, one of which is the reporting person. The reporting person disclaims beneficial ownership of the securities in the Pension Trust that exceed his pecuniary interest in the Pension Trust.
(7) Owned by B. F Saul Property Company, which is a wholly-owned subsidiary of B. F. Saul Company, of which the reporting person is Chairman of the Board and Chief Executive Officer.
(8) Owned by Dearborn, L.L.C., the sole member of which is B. F. Saul Real Estate Investment Trust, of which the reporting person is Chairman of the Board and the majority owner.
(9) Owned by Van Ness Square Corporation, of which the reporting person is Chairman of the Board and Chief Executive Officer.

By:	Date:
/s/ B. Francis Saul II	04/29/2003
B. Francis Saul II
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.